Exhibit 99.1

Aurora Cannabis Files Full Year Results and Announces Fiscal 2025 Fourth Quarter

 NASDAQ | TSX: ACB

  Achieves Record Annual Global Medical Cannabis Net Revenue1 of $244.4 million, representing 39% YoY growth
  Delivers Record Adjusted EBITDA1 of $49.7 million, representing 261% YoY growth
  Generates Annual Positive Free Cash Flow1 of $9.9 million
  Sustains Strong Balance Sheet with ~$185.3 million of Cash and Debt-Free Cannabis Business2

EDMONTON, AB, June 18, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the fourth quarter and fiscal year 2025 periods ending March 31, 2025.

"We are pleased to report an exceptional year to our shareholders, highlighted by record annual global medical net revenue1, adjusted EBITDA1, and positive free cash flow1. These achievements underscore the thoughtful execution of our strategic plan, set us further apart from competitors, and strengthen our foundation for sustained and profitable growth," said Executive Chairman and Chief Executive Officer for Aurora, Miguel Martin.

"Specific to Q4 2025, we ended our banner fiscal year by further strengthening our business model. International revenue more than doubled, representing 61% of global medical cannabis net revenue1. Plant propagation also increased significantly as we benefited from peak seasonality along with organic expansion. These top-line gains were complemented by a sharp year over year increase in adjusted EBITDA1 profitability and the third quarter of positive free cash flow1 generation." concluded Mr. Martin.

_________________________________
[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is non-recourse debt of $61.7 million relating to Bevo Farms Ltd as detailed in the March 31, 2025 Financial Statements.

Fourth Quarter 2025 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q4 2025, Q3 2025, and Q4 2024 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $90.5 million, as compared to $67.4 million in the prior year period. The 34% increase from the prior year period was mainly due to 48% growth in our global medical cannabis business and 32% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 62% in Q4 2025 and 50% in the prior year period. Adjusted gross profit before FV adjustments1 was $54.2 million in Q4 2025 compared to $33.4 million in the prior year period, an increase of 62%.

Medical Cannabis:
Medical cannabis net revenue1 was $67.8 million, a 48% increase from the prior year period, delivering 75% of Aurora's Q4 2025 consolidated net revenue1 and 88% of adjusted gross profit before fair value adjustments1.

The increase in medical cannabis net revenue1 of $22.1 million was primarily due to higher sales to Australia, Germany, Poland, and the UK, as well as increased revenue in Canada to insurance covered and self-paying patients.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue1 reached 70% for the three months ended March 31, 2025, compared to 66% in the prior year period. The adjusted gross margins before fair value adjustments1 improved through sustainable cost reductions, higher selling prices, and improved efficiency in production operations, including sourcing for Europe from Canada.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $8.2 million a 20% decrease compared to $10.2 million in the prior year period. The decrease was due to our continued decision to prioritize the supply of our GMP manufactured products to our high margin global medical cannabis business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 27%, an increase from 16% compared to the prior year period. The increase from the prior year  period is primarily due to cost improvements resulting from spend efficiencies.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $13.8 million of net revenue1, a 32% increase compared to $10.4 million in the prior year period. The increase was a result of organic growth and expanded product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 37% for Q4 2025 and 25% for the prior year period. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments1 is due to product mix with higher margin sales.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):
Adjusted SG&A1 was $36.7 million in Q4 2025, which excludes $5.8 million of business transformation costs. The increase compared to the prior year period relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada and incremental costs following the acquisition of MedReleaf Australia.

Net Income (Loss):
Net loss from continuing operations for the three months ended March 31, 2025 was $17.2 million compared to a net loss of $20.3 million for the prior year period. The decrease in net loss of $3.0 million compared to the three months ended March 31, 2024 is comprised of a decrease in gross profit of $18.8 million and an increase in operating expenses of $3.0 million, offset with other income in the current period $10.5 million compared to other expenses of $18.7 million during the three months ended March 31, 2024.

Adjusted EBITDA:
Adjusted EBITDA1 increased 619% to $16.7 million for the three months ended March 31, 2025 compared to $2.3 million for the prior year period.

Fiscal Q1 2026 Expectations:

  Expect continued strong global cannabis revenue driven by improved performance in Canadian medical, comparable performance in consumer, offset by temporary declines in some of our international markets. Taken together, global cannabis should be slightly lower compared to Q4 2025 and is expected to improve in later quarters due to increased distribution and further innovation.
  Seasonally higher revenues for plant propagation as they complete their peak quarter, in line with historical seasonal trends.
  Margins to hold strong and we expect positive adjusted EBITDA1 to continue, with a decline versus Q4 FY25 due to lower revenue contributions from the higher margin international markets.
  Free cash flow1 is projected to remain positive, due to continued strong performance and improved operating cash use.

Historical Quarterly Results:
In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company's presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion has been reclassified to cash and cash equivalents.

The Company has concluded that these errors are not material to any of the Company's previously-issued audited consolidated financial statements and unaudited condensed consolidated interim financial statements. Accordingly, the Company has concluded that an amendment to its previously-filed audited consolidated financial statements and unaudited condensed consolidated interim financial statements is not required. The revisions will be reflected in the comparative period of the Company's prospective condensed consolidated interim financial statements filings. There is no impact to the annual consolidated financial statements, however the comparative periods have been revised accordingly.

The core balances impacted in the consolidated financial position and cash flow are: cash and cash equivalents, restricted cash, inventory and property, plant and equipment. In the consolidated statement of income (loss) the core areas impacted are: cost of sales, gross profit and net income (loss).

A summary of the impact to its previously filed audited consolidated financial statements and unaudited condensed consolidated interim financial statements can be found in the historical quarterly results section of the FY25 Q4 MD&A, filed June 18, 2025 (the "MD&A").

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	March 31, 2025	December 31, 2024(4)	$ Change	% Change	March 31, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	$90,538	$88,198	$2,340	3%	$67,411	$23,127	34%
Medical cannabis net revenue (1a)	$67,776	$68,149	($373)	(1%)	$45,648	$22,128	48%
Consumer cannabis net revenue (1a)	$8,166	$9,912	($1,746)	(18%)	$10,233	($2,067)	(20%)
Plant propagation revenue	$13,770	$8,897	$4,873	55%	$10,416	$3,354	32%
Adjusted gross margin before FV adjustments on total net revenue (1b)	62%	61%	N/A	1%	50%	N/A	12%
Adjusted gross margin before FV adjustments on cannabis net revenue (1b)	65%	63%	N/A	2%	54%	N/A	11%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	70%	69%	N/A	1%	66%	N/A	4%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	27%	26%	N/A	1%	16%	N/A	11%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	37%	40%	N/A	(3%)	25%	N/A	12%
Adjusted SG&A expense(1d)	$36,687	$31,263	$5,424	17%	$31,351	$5,336	17%
Adjusted EBITDA (1c)	$16,678	$19,393	($2,715)	(14%)	$2,319	$14,359	619%
Free cash flow (1e)	$2,495	$27,364	($24,869)	(91%)	($21,866)	$24,361	111%

Balance Sheet
Working capital (1f)	$367,465	$338,741	$28,724	8%	$301,985	$65,480	22%
Cannabis inventory and biological assets (2)	$193,980	$212,075	($18,095)	(9%)	$148,112	$45,868	31%
Total assets	$852,666	$862,297	($9,631)	(1%)	$838,673	$13,993	2%

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a. Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b. Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
c. Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
d. Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
e. Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
f. "Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
(2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)	Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(4)	In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidat interim statements filed during the 2025 fiscal year.Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Conference Call

Aurora will host a conference call today, Wednesday, June 18, 2025, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, June 18, 2025
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding ethe Company's Q4 and full year FY2025 results, statements under the heading "Fiscal Q1 2026 Expectation", including, but not limited to those related to revenue growth and adjusted gross margins, revenue in the plant propagation segment, and expectations for positive adjusted EBITDA and positive free cash flow, statements regarding the Company's continued commitment to strategic growth, operational excellence, and long-term sustained profitability, as well as statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the U.S Securities and Exchange Commision's EDGAR ("SEC")\ website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company's annual consolidated financial statements, the MD&A and AIF are available as part of the Company's Annual Report on Form 40-F filed with the SEC and available under the Company's profile on the SEC's website. These documents are also available on the Company's website, www.auroramj.com, and shareholders may receive hard copies of such documents free of charge upon request.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Years ended
	March 31, 2025	December 31, 2024(2)	March 31, 2024(2)	March 31, 2025	March 31, 2024(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	26,751	27,295	26,449	107,432	103,068
International medical cannabis net revenue	41,025	40,854	19,199	137,010	72,449
Total medical cannabis net revenue	67,776	68,149	45,648	244,442	175,517

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	8,166	9,912	10,233	40,033	46,958

Wholesale bulk cannabis net revenue(1)	826	1,240	1,114	4,436	2,403

Total cannabis net revenue(1)	76,768	79,301	56,995	288,911	224,878
					—
Plant propagation revenue	13,770	8,897	10,416	54,382	44,759

Total net revenue(1)	90,538	88,198	67,411	343,293	269,637

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the "Cost of Sales and Gross Margin" section of this MD&A for a reconciliation to IFRS equivalent.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Twelve months ended
	March 31, 2025	December 31, 2024(6)	March 31, 2024(5)	March 31, 2025	March 31, 2024(5)
Net income (loss) from continuing operations	(17,232)	28,110	(20,267)	15,763	(57,083)
Income tax expense (recovery)	3,693	(377)	(711)	4,619	(554)
Other income (expense)	(10,490)	4,821	18,719	(15,434)	12,536
Share-based compensation	3,786	1,657	3,029	12,930	12,717
Depreciation and amortization	6,322	6,030	6,296	25,470	32,066
Acquisition costs	624	819	2,970	3,435	5,326
Inventory and biological assets fair value and impairment adjustments	22,225	(28,311)	(16,940)	(17,905)	(25,540)
Business transformation related charges (1)	5,983	4,780	7,539	18,996	25,189
Out-of-period adjustments (2)	—	—	(185)	—	1,236
Non-recurring items (3)	1,767	1,864	1,869	1,835	7,859
Adjusted EBITDA (4)	16,678	19,393	2,319	49,709	13,752

(1)	Business transformation related charges include costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(5)	Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(6)	In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Twelve months ended
($ thousands)	March 31, 2025	December 31, 2024(3)	March 31, 2024(2)	March 31, 2025	March 31, 2024(2)
General and administration	28,552	23,687	25,418	97,257	91,325
Sales and marketing	15,459	13,077	14,530	56,281	51,910
Business transformation costs	(5,837)	(5,128)	(6,862)	(20,326)	(22,590)
Out-of-period adjustments	—	—	(642)	—	(1,236)
Non-recurring costs	(1,487)	(373)	(1,093)	(2,144)	(3,768)
Adjusted SG&A (1)	36,687	31,263	31,351	131,068	115,641

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(3)	In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(3)	March 31, 2025	March 31, 2025	March 31, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(2,928)	9,513	(10,074)	7,996	(47,625)
Changes in non-cash working capital	6,947	20,107	(10,335)	10,210	(15,541)
Net cash provided by (used in) operating activities from continuing operations	4,019	29,620	(20,409)	18,206	(63,166)
Less: maintenance capital expenditures(1)	(1,524)	(2,256)	(1,457)	(8,290)	(6,582)
Free cash flow(2)	2,495	27,364	(21,866)	9,916	(69,748)

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(3)	Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June, 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under "Historical Quarterly Results" section of the MD&A for further detail.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Total current assets	478,328	488,548	426,605
Total current liabilities	(110,863)	(149,807)	(124,620)
Working capital(1)	367,465	338,741	301,985

(1)	Working capital for the three months ended December 31, 2024 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of the MD&A.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com, For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 18-JUN-25